Filed Pursuant to Rule 433
Registration Statement No. 333-272447

MARKET-LINKED ONE LOOK NOTES

Market-Linked One Look Notes Linked to the VanEck® Gold Miners ETF

Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Principal Amount	$10.00 per unit
Term	Approximately 1 year
Market Measure	The VanEck® Gold Miners ETF (Bloomberg symbol: “GDX”)
Payout Profile at Maturity

•  If the Market Measure is greater than or equal to the Starting Value, a return equal to the return represented by the Step Up Payment

•  1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your principal at risk

Step Up Payment	[$1.70 to $2.30] per unit, a [17.00% to 23.00%] return over the principal amount, to be determined on the pricing date
Threshold Value	100.00% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will not decrease below the Starting Value over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1045520/000110465924126802/tm2429980d7_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•         Depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 100.00% of the principal amount.

•      Your investment return is limited to the return represented by the Step Up Payment and may be less than a comparable investment directly in the Market Measure or the securities held by the Market Measure.

•      Payments on the notes, including any repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes. If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•         The initial estimated value of the notes on the pricing date will be less than their public offering price.

•         If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•         As a noteholder, you will have no rights to receive shares of the Market Measure or the securities held by the Market Measure, and you will not be entitled to receive securities, dividends or other distributions by the issuers of those securities.

•         The Market Measure holds the stocks of foreign companies. Therefore, your return on the notes may be affected by factors affecting the international securities markets, including emerging markets. In addition, exchange rate movements may adversely impact the value of notes.

•         A limited number of securities may affect the price of the Market Measure, and the Underlying Index is not necessarily representative of the gold and silver mining industry.

•         The notes will be subject to small-capitalization or mid-capitalization companies risk.

•         The performance of the Market Measure may be adversely influenced by gold and silver prices, which may change unpredictably and adversely affect the value of the notes in unforeseeable ways.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-20.00%	$8.00	-20.00%
-15.00%	$8.50	-15.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
0.00%(1)	$12.00(2)	20.00%
10.00%	$12.00	20.00%
15.00%	$12.00	20.00%
20.00%	$12.00	20.00%
40.00%	$12.00	20.00%
50.00%	$12.00	20.00%
100.00%	$12.00	20.00%

(1) This hypothetical percentage change corresponds to the Threshold Value.

(2) This amount represents the sum of the principal amount and the hypothetical Step Up Payment of $2.00.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this document relates. Before you invest, you should carefully read these documents and other documents that CIBC has filed with the SEC for more complete information about CIBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC's Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, MLPF&S or BofAS will arrange to send you these documents if you so request by calling toll-free at 1-800-294-1322.